

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2018

<u>Via E-mail</u>
Brandon Lacoff
Chief Executive Officer
Belpointe REIT, Inc.
255 Glenville Road
Greenwich, CT 06831

    Re: Belpointe REIT, Inc.
      Amendment No. 1 to
      Offering Statement on Form 1-A
      Filed December 7, 2018
      File No. 024-10923

Dear Mr. Lacoff:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment 6 that the purchase price of the shares will be the price in effect as of the date upon which the investor's subscription is accepted and that investors will not have the right to withdraw or reconfirm their commitment prior to the acceptance. It appears that investors may be bound to purchase at a price that varies from the price provided to them at the time the subscription is submitted. Please provide your analysis as to why you believe this does not result in shares being sold "at other than a fixed price" under Rule 251(d)(3)(ii).

Stockholder Redemption Plan, page 101

2. We note your revised disclosure in response to comment 2. Please clarify whether stockholders will promptly be paid once shares are redeemed, or whether there may be a delay between the redemption of shares and payment to stockholders. Please also clarify

whether stockholders will have advanced written notice of any suspension of the redemption plan.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Kenneth Betts